UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Altimar Acquisition Corp. III
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001
(Title of Class of Securities)

G0370U 108
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0370U 108	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON Altimar Sponsor III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,821,250
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,821,250
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,821,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G0370U 108	SCHEDULE 13G	Page 3 of 5

ITEM 1.	(a) Name of Issuer:

Altimar Acquisition Corp. III

(b) Address of Issuer’s Principal Executive Offices:

40 West 57th Street, 33rd Floor New York, New York 10019

ITEM 2.	(a) Name of Person Filing:

This statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

1. Altimar Sponsor III, LLC

(b) Address of Principal Business Office, or if none, Residence:

c/o Altimar Acquisition Corp. III 40 West 57th Street, 33rd Floor New York, New York 10019

(c) Citizenship:

See row 4 of the cover page of each Reporting Person.

(d) Title of Class of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

(e) CUSIP Number:

G0370U 108

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.

OWNERSHIP.

Altimar Sponsor III, LLC (the “Sponsor”) directly owns 3,821,250 Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares”), of Altimar Acquisition Corp. III (the “Issuer”, which are convertible into the Issuer’s Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”).  The Sponsor disclaims beneficial ownership of such securities except to the extent of its direct ownership.

In addition to the securities reported on the cover page hereto, the Sponsor also directly owns 6,105,000 private placement warrants to purchase 6,105,000 Class A Ordinary Shares. The warrants become exercisable beginning on the later of March 8, 2022 or 30 days after the completion of the Issuer’s initial business combination and expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

Percentage ownership is based on 15,525,000 Class A Ordinary Shares outstanding as of December 13, 2021, as reported by the Issuer in its amended quarterly report on Form 10-Q for the period ended September 30, 2021, and 3,821,250 Class B Ordinary Shares directly owned by the Sponsor, and assumes conversion of such Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G0370U 108	SCHEDULE 13G	Page 4 of 5

(a) Amount beneficially owned:

See row 9 of the cover page of the Reporting Person.

(b) Percent of class:

See row 11 of the cover page of the Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See row 5 of the cover page of the Reporting Person.

(ii) Shared power to vote or to direct the vote:

See row 6 of the cover page of the Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See row 7 of the cover page of the Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See row 8 of the cover page of the Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATION.

Not Applicable.

CUSIP No. G0370U 108	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Altimar Sponsor III, LLC

By:	/s/ Faith Rosenfeld
	Name:	Faith Rosenfeld
	Title:	Chief Administrative Officer